Exhibit (a)(5)(B)

For Immediate Release

Westway Group, Inc. Announces Extension of

Tender Offer for Publicly

Traded Warrants

New Orleans, Louisiana, September 7, 2010 – Westway Group, Inc. (NASDAQ: WWAY) (“Westway”), today announced that it has extended until 12:00 midnight, New York City time, on Wednesday, September 8, 2010, the period during which holders of up to 45,999,900 of its publicly-traded warrants, each exercisable into one share of Westway common stock for $5.00 per share (NASDAQ:WWAYW), may tender their warrants to receive a price of $0.13 per warrant tendered by the holder, net to the holder in cash and without interest.

Westway has been advised that as of 12:00 midnight, New York City time, on Friday, September 3, 2010, the previous expiration time of the tender offer, approximately 15,654,201 warrants, representing approximately 34 percent of the total number of warrants eligible to be tendered in the tender offer, have been tendered and not withdrawn.

Westway will purchase all warrants properly tendered and not properly withdrawn in the tender offer, as specified in the Offer to Purchase document, as amended, relating to the tender offer that was originally filed with the Securities and Exchange Commission (the “SEC”) on August 9, 2010. Tenders of warrants must be made on or prior to the expiration of the tender offer and may be withdrawn at any time on or prior to the expiration of the tender offer and, if not yet accepted for purchase, at any time after 12:01 a.m., New York City time on Monday, October 4, 2010.

The terms of the tender offer also provide that the tender offer is subject to, among other conditions, the condition that there be validly tendered and not withdrawn before the expiration of the tender offer, an aggregate number of warrants representing at least 80% of the total number of warrants outstanding (excluding 1,400,000 warrants included in units which representatives of underwriters in Westway’s initial public offering have an option to purchase and 5,214,286 warrants issued to Westway’s founders in a private placement in connection with Westway’s initial public offering, both of which classes of warrants are not subject to the tender offer). Westway currently intends that this will be its only tender offer to purchase its warrants prior to their expiration on May 24, 2011.

The information agent for the tender offer is Morrow & Co., LLC and the depositary for the tender offer is Continental Stock Transfer & Trust Company. None of Westway, its board of directors, the depositary or the information agent makes any recommendations to warrant holders as to whether to tender or refrain from tendering their warrants in the tender offer. Warrant holders must decide how many warrants they will tender, if any.

Additional Information. This press release is for informational purposes only and is not an offer to purchase or a solicitation of an offer to sell securities. The tender offer described above is made only pursuant to a tender offer statement on Schedule TO, as amended, and related exhibits, including the Offer to Purchase, Letter of Transmittal and other related documents, filed with the SEC. Warrant holders should read the tender offer statement on Schedule TO, as amended, Offer to Purchase, Letter of Transmittal and related exhibits, as they contain important information about the tender offer. Warrant holders can obtain these documents free of charge from the SEC’s website at www.sec.gov, or by directing a request to the information agent for the offer, Morrow & Co., LLC, toll-free (800) 662-5200 (banks and brokers may call collect at (203) 658-9400).

About Westway Group, Inc. Westway is a leading provider of bulk liquid storage and related value-added services and a leading manufacturer and distributor of liquid animal feed supplements. Westway operates an extensive global network of 62 operating facilities providing approximately 354 million gallons of total bulk liquid storage capacity and 37 facilities producing approximately 1.5 million tons of liquid feed supplements annually. Our bulk liquid storage business is a global business with infrastructure that includes a network of terminals offering storage to manufacturers and consumers of agricultural and industrial liquids, located at key port and terminal locations throughout North America and in Western Europe and Asia. Our liquid feed supplements business produces liquid animal feed supplements that are sold directly to end users and feed manufacturers, primarily supplying the beef and dairy livestock industries.

Contact:	Thomas A. Masilla, Jr.

Chief Financial Officer

504-636-4245

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